Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated June 15, 2021

Relating to Preliminary Prospectus dated June 7, 2021

Registration Statement No. 333-256219

WalkMe Ltd.

This free writing prospectus relates to the initial public offering of ordinary shares, no par value, of WalkMe Ltd. (the “Company”, “we” or “us”) and should be read together with the preliminary prospectus dated June 7, 2021 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-256219) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share)	$31.00

Ordinary shares offered by us	9,250,000 ordinary shares.

Option to purchase additional ordinary shares	We have granted the underwriters a 30-day option to purchase up to 1,387,500 additional ordinary shares at the public offering price, less underwriting discounts and commissions.

Ordinary shares to be outstanding after this offering	82,652,098 ordinary shares (or 84,039,598 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $263.6 million (or approximately $303.8 million if the underwriters exercise their option to purchase additional ordinary shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and thereby enable access to the public equity markets for us and our shareholders, and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.”

Listing	Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the symbol “WKME.”

Issuer directed allocations	The Company has requested that the underwriters make issuer directed allocations in the aggregate of 1,774,192 ordinary shares to entities affiliated with Insight Partners and Vitruvian Partners, which are affiliated with certain of our directors.

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To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/0001847584/000119312521183894/d143770df1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014;

•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or

•	Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9146 or by email at prospectus@citi.com.